UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 3, 2014, and entitled “Orbotech Announces Third Quarter 2014 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at September 30, 2014.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine and Three Months Periods ended September 30, 2014.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Nine and Three Months Periods ended September 30, 2014.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Nine and Three Month Periods ended September 30, 2014.

6.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBITDA for the Nine and Three Month Periods ended September 30, 2014.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

For Immediate Release

ORBOTECH ANNOUNCES THIRD QUARTER 2014 RESULTS

2014 third quarter highlights

•	Revenues of $167 million
•	Gross margin of 44.2% of revenues
•	Non-GAAP EPS of $0.53 (diluted)
•	Cash from operations of $18.3 million

2014 fourth quarter guidance

•	Revenues of approximately $190 million

YAVNE, ISRAEL, NOVEMBER 3, 2014 | ORBOTECH LTD. (NASDAQ: ORBK) Orbotech Ltd. today announced its consolidated financial results for the third quarter and nine months ended September 30, 2014.

These results include the business of SPTS Technologies Group Limited (“SPTS”) as from the date of its acquisition by Orbotech, August 7, 2014, and are reflected in the presentation of the Semi IC and Systems business. Accordingly, the financial data presented for the three and nine month periods ended September 30, 2014 are not comparable to the corresponding data presented for 2013.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report solid results for the third quarter, which for the first time include the contribution of the SPTS acquisition. The addition of this new business has begun on a very positive note, and we anticipate that our already strong collaborative effort will enable us to capitalize on the significant growth and diversification opportunities we believe lie ahead.”

Mr. Levy continued: “The overall business environment was solid during the quarter, notwithstanding some weakness in the PCB industry. For Orbotech, the quarter was marked by a strong momentum of innovation. As previously announced, we introduced our new Direct Imaging system, the Nuvogo, which offers a powerful value proposition designed to appeal to a wider range of customers and applications, and increases our addressable market. We also recorded initial revenues from our new flat panel repair system, the Prism, which offers state-of-the-art repair capabilities to support the production of the most advanced display technologies, including OLED displays. In addition, we commenced deliveries of our new flat panel Automated Optical Inspection system, the Quantum, in October. These new solutions collectively reflect our ongoing technological leadership, which, together with our consistent and long-standing commitment to the success of our customers, represent crucial elements in our aim to become a key enabler for the future production of consumer electronic devices.”

Revenues for the third quarter of 2014 totaled $167.3 million. Revenues excluding Semi IC and Systems totaled $114.0 million, compared to $113.4 million in the third quarter of 2013. Revenues from the Semi IC and Systems business included in Orbotech’s results totaled $53.3 million. Revenues from the Semi IC and Systems business on a standalone basis for the full third quarter of 2014 totaled $57.3 million.

Revenues for the first nine months of 2014 totaled $385.3 million, compared to $317.8 million recorded in the first nine months of 2013.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the PCB industry were $41.4 million in the third quarter of 2014, compared to $45.5 million in the third quarter of 2013; sales of equipment to the FPD industry were $26.7 million in the third quarter of 2014, compared to $26.5 million in the third quarter of 2013; and sales of equipment to the Semi IC and Systems industry were $45.6 million. Sales in the Company’s other segments totaled $5.8 million in the third quarter of 2014, compared to $2.3 million in the third quarter of 2013. In addition, service revenue for the third quarter of 2014 was $47.8 million, compared to and $39.1 million in the third quarter of 2013.

Gross profit and gross margin for the third quarter of 2014 were $74.0 million and 44.2%, respectively, compared to $50.5 million and 44.6%, respectively, in the third quarter of 2013. Gross profit and gross margin for the first nine months of 2014 were $168.3 million and 43.7%, respectively, compared to $137.3 million and 43.2%, respectively, in the first nine months of 2013.

Adjusted EBITDA and adjusted EBITDA margin for the third quarter of 2014 were $32.0 million and 19.1%, respectively, compared to $19.0 million and 16.7%, respectively, in the third quarter of 2013. Adjusted EBITDA and adjusted EBITDA margin for the first nine months of 2014 were $58.4 million and 15.2%, respectively, compared to $46.0 million and 14.5%, respectively, in the first nine months of 2013.

Non-GAAP net income and Non-GAAP net income margin for the third quarter of 2014 was $22.6 million and 13.5%, respectively, compared to $13.6 million and 12.0%, in the third quarter of 2013. Non-GAAP net income was positively affected by approximately $6-7 million by the acquisition timing issues. Non-GAAP net income and Non-GAAP net income margin for the first nine months of 2014 was $41.3 million and 10.7%, respectively, compared to $32.9 million and 10.4%, respectively, in the first nine months of 2013.

Non-GAAP earnings per share (diluted) for the third quarter of 2014 were $0.53, compared to $0.32 per share (diluted), in the third quarter of 2013. Non-GAAP earnings per share (diluted) for the first nine months of 2014 were $0.97, compared to $0.76 per share (diluted), in the first nine months of 2013.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

GAAP net income for the third quarter of 2014 was $7.4 million, or $0.17 per share (diluted), compared to GAAP net income of $11.9 million, or $0.28 per share (diluted), in the third quarter of 2013. GAAP net income was positively affected by approximately $6-7 million by the acquisition timing issues. GAAP net income for the first nine months of 2014 was $22.3 million, or $0.52 per share (diluted), compared to GAAP net income of $27.4 million, or $0.63 per share (diluted), in the first nine months of 2013.

The contribution of the Semi IC and Systems business to gross profit, adjusted EBITDA and net income in the third quarter of 2014 was greater than should be expected in a typical quarter, due to the timing of revenues and the mid-quarter closing of the SPTS acquisition. In addition, during the third quarter of 2014, Orbotech incurred approximately $6.8 million of costs associated with the SPTS acquisition. This does not include any of the legal, accounting or other financing costs incurred by SPTS, which occurred prior to the closing date.

As of September 30, 2014 the Company had cash, cash equivalents, short-term bank deposits and marketable securities of approximately $148.4 million, and debt of approximately $303.1 million. The Company generated cash from operations of $18.3 million in the third quarter of 2014.

Updated Guidance

The Company expects revenues for the fourth quarter of 2014 to be approximately $190 million.

This guidance updates and supersedes all prior guidance.

Conference Call

An earnings conference call for the Company’s third quarter 2014 results is scheduled for Monday, November 3, 2014, at 9:00 a.m. EST. The dial-in number for the conference call is +1-517-308-9003, and a replay will be available on telephone number +1-203-369-3829 until November 16, 2014. The pass code is Q3. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ: ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. For more information visit www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech (which includes the Semi IC and Systems business) and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS, the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to convert SPTS to a U.S. GAAP reporting regime, including its internal control over financial reporting; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the timing for a verdict in the ongoing appeal of the criminal matter and ongoing investigation in Korea (which may be in 2014 or early 2015), the final outcome and impact of this matter, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

As a consequence of Orbotech’s acquisition of SPTS, the Company’s historical operating results may be of limited use in evaluating historical performance and predicting future results. The operating results of SPTS are included in the Company’s financial statements only from the date of the completion of the acquisition, August 7, 2014, and the financing related thereto was also completed on such date. Accordingly, the third quarter 2014 does not give full quarter effect to the impact of the acquisition or the financing. The SPTS acquisition has been accounted for using the acquisition method of accounting. Use of this method has resulted in a new valuation of the assets and liabilities of SPTS. The Company is still finalizing these valuations and has one year to do so; accordingly, they may change, and such changes may be material. In addition, the Company has not prepared pro forma financial information in accordance with Regulation S-X. Accordingly, investors do not have information giving full quarter or year effect to the SPTS acquisition and related financing. The Company expects a substantial increase in its interest expense, depreciation and amortization and reduction in its operating and net income commensurate with such increase. Accordingly, investors should not place undue reliance on Orbotech’s historical financial results in making any investment decision.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2014

	September 30 2014	December 31 2013
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	128,519	161,155
Short-term bank deposits	14,000	38,650
Marketable securities		5,265
Accounts receivable:
Trade	238,428	198,203
Other	39,792	31,546
Deferred income taxes	8,071	8,094
Inventories	158,576	93,938

Total current assets	587,386	536,851

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,895	13,106
Funds in respect of employee rights upon retirement	10,320	11,024
Deferred income taxes	12,724	15,130
Equity method investee and other recievable	9,694	9,911
Deferred financing costs	7,778

	46,411	49,171

PROPERTY, PLANT AND EQUIPMENT, net	54,378	27,715

GOODWILL	186,532	12,444

OTHER INTANGIBLE ASSETS, net	145,931	10,401

	1,020,638	636,582

Liabilities and equity
CURRENT LIABILITIES:
Short-term bank loan	6,000
Current maturities of long-term loan	2,517
Accounts payable and accruals:
Trade	73,115	43,663
Other	69,528	55,482
Deferred income	33,703	24,854

Total current liabilities	184,863	123,999
LONG-TERM LIABILITIES:
Long-term loan	294,601
Liability for employee rights upon retirement	23,598	25,845
Deferred income taxes	19,706	2,406
Other tax liabilities	14,577	17,178

Total long-term liabilities	352,482	45,429
Acquisition of non controlling interest

Total liabilities	537,345	169,428

EQUITY:
Share capital	2,153	2,124
Additional paid-in capital	290,978	281,159
Retained earnings	290,828	268,570
Accumulated other comprehensive income (loss)	(510)	409

	583,449	552,262
Less treasury shares, at cost	(99,539)	(84,946)

Total Orbotech Ltd. shareholders' equity	483,910	467,316
Non-controlling interest	(617)	(162)

Total equity	483,293	467,154

Total liabilities and equity	1,020,638	636,582

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2014

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2014	2013	2014	2013	2013
	U.S. dollars in thousands (except per share data)
REVENUES	385,255	317,760	167,277	113,435	439,995
COST OF REVENUES	216,939	180,507	93,290	62,893	248,455

GROSS PROFIT	168,316	137,253	73,987	50,542	191,540

RESEARCH AND DEVELOPMENT COSTS - net	60,606	50,973	23,035	17,640	69,573
SELLING, GENERAL AND ADMINISTRATIVE	63,683	53,776	23,515	18,992	75,948
EQUITY IN EARNINGS OF FRONTLINE	(4,741)	(3,969)	(1,183)	(1,622)	(5,553)
AMORTIZATION OF INTANGIBLE ASSETS	10,430	3,030	8,410	1,010	4,041

TOTAL OPERATING INCOME	38,338	33,443	20,210	14,522	47,531

SPTS ACQUISTION COSTS	6,821		6,821
FINANCIAL EXPENSES (INCOME) - net	3,814	1,052	3,880	504	1,191

INCOME FROM OPERATIONS BEFORE TAXES ON INCOME	27,703	32,391	9,509	14,018	46,340

TAXES ON INCOME	5,079	5,434	2,088	2,299	6,927

	22,624	26,957	7,421	11,719	39,413

SHARE IN LOSSES OF ASSOCIATED COMPANY	315	183	102	69	252

NET INCOME	22,309	26,774	7,319	11,650	39,161

NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	51	(612)	(60)	(225)	(840)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	22,258	27,386	7,379	11,875	40,001

EARNINGS PER SHARE:
INCOME FROM OPERATIONS:
BASIC	$0.53	$0.64	$0.18	$0.28	$0.94

DILUTED	$0.52	$0.63	$0.17	$0.28	$0.92

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
BASIC	41,678	42,819	41,541	42,248	42,571
DILUTED	42,776	43,450	42,735	43,113	43,253

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2014

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2014	2013	2014	2013	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	22,309	26,774	7,319	11,650	39,161
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,717	9,715	10,875	3,581	13,261
Impairment of Intangible assets
Compensation relating to equity awards granted to employees and others - net	2,370	2,311	817	674	3,182
Increase (decrease) in liability for employee rights upon retirement	(2,247)	560	(983)	1,194	624
Long term loan discount amortization	118		118
Deferred financing costs amortization	304		304
Deferred income taxes	2,214	(1,729)	2,309	(418)	(1,558)
Amortization of premium and accretion of discount on marketable Securities, net	572	312	68	94	554
Equity in earnings of Frontline, net of dividend received	(104)	731	354	(423)	446
Other	1,320	405	879	69	268
Loss from sales of marketable securities	339		339
Decrease (increase) in accounts receivable:
Trade	(7,797)	(19,790)	(14,826)	1,013	(33,721)
Other	(2,559)	(3,019)	(83)	(1,060)	(2,954)
Increase (decrease) in accounts payable and accruals:
Trade	12,182	4,941	13,122	(1,431)	11,377
Deferred income and other	(3,212)	11,980	5,569	9,022	15,511
Decrease (increase) in inventories	(15,530)	811	(7,848)	(1,311)	(190)

Net cash provided by operating activities	27,996	34,002	18,333	22,654	45,961

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(8,746)	(10,206)	(2,814)	(3,701)	(12,978)
Withdraw (placement) of bank deposits	24,650	(39,999)	12,576	10,500	(35,636)
Purchase of marketable securities	(15,086)	(516)	(844)	(189)	(9,936)
Redemption of marketable securities	26,586		17,748		6,037
Acquisition of SPTS net of cash acquired	(375,061)		(375,061)
Investment in equity method investee	(250)	(2,250)	0	(2,050)	(2,250)
Proceeds from disposal of property, plant and equipment	15				39
Decrease (increase) in funds in respect of employee rights upon retirement	(67)	(186)	5	(63)	(262)

Net cash provided by (used in) investing activities	(347,959)	(53,157)	(348,390)	4,497	(54,986)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loan, net of $8 millions financing costs	288,918		288,918
Repayment of long-term bank loan		(56,000)		(8,000)	(64,000)
Short term bank loan	6,000		6,000
Employee stock options exercised	7,002	2,138	1,256	1,228	3,312
Acquisition of treasury shares	(14,593)	(20,830)	(1,600)	(9,137)	(25,795)

Net cash provided by (used in) financing activities	287,327	(74,692)	294,574	(15,909)	(86,483)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,636)	(93,847)	(35,483)	11,242	(95,508)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	161,155	256,663	164,002	151,574	256,663

CASH AND CASH EQUIVALENTS AT END OF PERIOD	128,519	162,816	128,519	162,816	161,155

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2014

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2014	2013	2014	2013	2013
	U.S. dollars in thousands (except per share data)
Operating income on GAAP basis	38,338	33,443	20,210	14,522	47,531
Equity based compensation expenses	2,370	2,311	817	674	3,182
Amortization of intangible assets	10,430	3,030	8,410	1,010	4,041

Non-GAAP operating income	51,138	38,784	29,437	16,206	54,754

Net income attributable to Orbotech Ltd. on GAAP basis	22,258	27,386	7,379	11,875	40,001
Equity based compensation expenses	2,370	2,311	817	674	3,182
Amortization of intangible assets	10,430	3,030	8,410	1,010	4,041
Tax adjustments re non-GAAP adjustments	(888)		(888)
SPTS Acquisition costs	6,821		6,821
Share in losses of associated company	315	183	102	69	252

Non-GAAP net income from operations	41,306	32,910	22,641	13,628	47,476

Non-GAAP earnings per diluted share	$0.97	$0.76	$0.53	$0.32	$1.10

Shares used in earnings per diluted share calculation-in thousands	42,776	43,450	42,735	43,113	43,253

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2014

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2014	2013	2014	2013	2013
	U.S. dollars in thousands (except per share data)
Net income attributable to Orbotech Ltd. on GAAP basis	22,258	27,386	7,379	11,875	40,001
Minority interest and interest losses	51	(612)	(60)	(225)	(840)
Tax expenses	5,079	5,434	2,088	2,299	6,927
Finance expenses	3,814	1,052	3,880	504	1,191
Depreciation & amortization	17,717	9,715	10,875	3,581	13,261
Minority interest and interest losses	(51)	612	60	225	840
Share in losses of associated company	315	183	102	69	252
Stock based compensation	2,370	2,311	817	674	3,182
SPTS acquisition costs	6,821		6,821

ADJUSTED EBITDA	$58,374	$46,081	$31,962	$19,002	$64,814

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles and acquisition costs; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a qualification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., in addition to the items described above, further adjusted to exclude tax on income, financial expenses (income)–net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. In addition, presentation of adjusted EBITDA is based on the definition in the credit agreement governing the term loan incurred in connection with the SPTS acquisition, although neither cost savings nor synergies have been included in this presentation. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly titled measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2013, and its Form 6-K filed with the SEC on July 15, 2014.

Company Contact:
Anat Earon-Heilborn	Ann Michael
Director of Investor Relations	Senior Corporate Marketing Communications Manager
Orbotech Ltd	Orbotech Ltd
Tel: +972-8-942 3582	Tel: +972-8-942 3148
anat.earon-heilborn@orbotech.com	ann.michael@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: November 4, 2014